_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 41 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 116 Form of Notice of Withdrawal provided to KCPL shareholders.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  September 24, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                      Page
___________   ________________________________________________   ____

Exhibit 116 Form of Notice of Withdrawal provided to KCPL shareholders

                                                                Exhibit 116


                      [FOR REGISTERED HOLDERS ONLY]


                          NOTICE OF WITHDRAWAL

TO: Harris Trust Company of New York, as Exchange Agent for Western Resources, Inc. ("Western"), in connection with Western's Offer dated July 3, 1996 (the "Offer") to exchange shares of Western common stock for shares of common stock (the "Shares") of Kansas City Power and Light Company ("KCPL").

      Pursuant to the procedures set forth in the Offer, the undersigned hereby withdraws KCPL Shares tendered pursuant to the Offer, and requests that certificates for said Shares be returned immediately to the undersigned at the address on the Letter of Transmittal which accompanied the tendered Shares.


                                 _______________________________________
                                 Name of person who tendered the
                                 Shares

                                 _______________________________________
                                 Number of Shares to be withdrawn

                                 _______________________________________
                                 Certificate Number(s)

                                 _______________________________________
                                 Name(s) of Registered Holder(s)
                                 (if different from that of the person
                                 who tendered the Shares)

                                 _______________________________________
                                 Signature(s)

                                 _______________________________________
                                 Date

                                 _______________________________________
                                 Signature(s) guaranteed by *


* The signature(s) on this notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer). Most banks, savings and loan associations and brokerage houses are Eligible Institutions.

INSTRUCTIONS: Please sign your name as it appeared on the Letter of Transmittal used to tender shares. This form must be sent to Harris Trust Company of New York. Please refer to the reverse side of this notice for addresses.

                        HARRIS TRUST COMPANY OF NEW YORK




     By Hand                  By Overnight Courier            By Mail

Receive Window              77 Water Street, 4th Floor  Wall Street Station
77 Water Street, 5th Floor  New York, NY  10005         P.O. Box 1023
New York, NY  10005                                     New York, NY 10268-1023



                                Telephone Number

                          For information call collect
                                 (212) 701-7618